

Mail Stop 3628

September 23, 2008

Via Facsimile and U.S. Mail

Patrick O'Brien, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

> **Re:** **Oscient Pharmaceuticals Corporation**
> **Form S-4**
> **Filed September 10, 2008**
> **File No. 333-153394**

Dear Mr. O'Brien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

1. Please confirm that you will file a Schedule TO-I in connection with this issuer tender offer. Refer to Rule 13e-4(a)(1) and (2).

2. Confirm for us that the offer will be open for a full 20 business days, as required by Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."

Prospectus Summary, page 1

Tax consequences, page 8

3. We note that you refer to the description of tax consequences in the main part of the prospectus. Please revise to briefly describe the tax consequences in the summary term sheet. Refer to Section II.F.2. of SEC Release No. 34-42055.

Special Note Regarding Forward-Looking Statements, page 46

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Extensions; Amendments, page 52

5. We note that if required by law, you will extend the exchange offer for a period of five to twenty business days. Please revise to state in the event of a material change, including a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer, following notice of the material change and that in the event of a change in price, the amount of securities sought, or other similarly significant change, you will extend the offer period so that at least ten business days remain in the offer, following notice of the change. Refer to Rule 13e-4(e)(3).

Return of Existing 2011 Notes Accepted for Exchange, page 55

6. We note that you state that existing 2011 notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable. Please tell us how this complies with Rule 14e-1(c) or revise, here and on page 56, to clarify that notes will be credited promptly.

Conditions for Completion of the Exchange Offer, page 56

7. Please note that a tender offer may be subject only to conditions that are not within the direct or indirect control of the offeror and that are drafted with sufficient specificity to permit objective verification that the conditions have been satisfied. Please revise the reference to "threatened" actions or those "otherwise relating in any manner to the exchange offer" since it is unclear how these actions could be objectively determined.

8. The disclosure indicates "Any determination by us concerning the conditions described above will be final and binding upon all parties." Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Company's determinations. Please also revise similar disclosure appearing on page 54.

Fees and Expenses, page 58

9. We noticed that Lazard Freres and MTS securities have been retained as financial advisors and may provide certain advisory and investment banking services. Please update this section as appropriate to include the information required by Item 1015 of Regulation M-A. See Item 4(b) of Form S-4.

Material United States Federal Income Tax Considerations, page 97

10. Please revise the heading and discussion to clarify that you are describing the material tax consequences.

Certain Tax Consequences to U.S Holders, page 98

11. Please revise to clearly state the tax consequences and whether holders will recognize tax gain or loss. We note that you appear to be representing that the exchange offer will be tax-free. Generally, disclosing that an offering will be a tax-free event to existing security holders is material to the investment decision, and thus an opinion is required by Item 601(b)(8) of Regulation S-K. It appears that their tax treatment also is material to an investment decision. Please advise us as why you have not included a tax opinion.

Selected Historical Financial Data, page 105

12. Please revise to include book value per share as of the date of the most recent balance sheet presented. Refer to Item 1010(a)(4) of Regulation M-A.

Financial Statements

13. Please revise to include the information required by Item 1010(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions